

August 13, 2013

Via E-mail
Timothy P. Walbert
President, Chief Executive Officer and
Chairman of the Board
Horizon Pharma, Inc.
520 Lake Cook Road, Suite 520
Deerfield, IL 60015

>   **Re: Horizon Pharma, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 18, 2013**
>   **File No. 001-35238**

Dear Mr. Walbert:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 74

1. We believe that your disclosure herein related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:
    - Nature and amount of each accrual at the balance sheet date.
    - The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
    - To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and to what extent information is

from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

- If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
- Include a roll forward of the liability for each estimate for each period presented showing the following:
  a. Beginning balance,
  b. Current provision related to sales made in current period,
  c. Current provision related to sales made in prior periods,
  d. Actual returns or credits in current period related to sales made in current period,
  e. Actual returns or credits in current period related to sales made in prior periods, and
  f. Ending balance.
- In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Liquidity and Capital Resources, page 80

2. You indicate that your Swiss subsidiary was overindebted at December 31, 2012 and 2011, and such status could require the Company to have cash at its Swiss subsidiary in excess of its near term operating needs and could affect the Company's ability to have sufficient cash at its U.S. subsidiary to meet its near term operating needs. Please provide proposed revisions to your disclosure to be included in future filings stating the amount of cash held by your Swiss subsidiary, and clarify whether and, if so, to what extent this is reasonably likely to affect your financial position or results of operations.

Notes to Consolidated Financial Statements
Note 18 – Income Taxes, page F-29

3. Please provide proposed revisions to your disclosure to be included in future filings that separately present the components of income (loss) before income tax expense (benefit) as either domestic or foreign in accordance with Rule 4-08(h) of Regulation S-X, or tell us why you have not provided such disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Joel Parker for

Jim B. Rosenberg
Senior Assistant Chief Accountant